12G 320-82-2783

05010828

Formation

Website: ...

RECEIVED

2005 AUG 30 P 3:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

# Judge Issues Memorandum Decision - Temporary Order

**Vancouver, B.C., August 18, 2005 Formation Capital Corporation (FCO-TSX)** (the Company) announced on July 4, 2005 that on June 30, 2005 Judge James Herndon, Seventh Judicial District of the State of Idaho, Lemhi County ordered Noranda to allow access across the Blackbird Mine site so that the Company may continue with the Idaho Cobalt Project exploration drilling and proceed with permitting and eventual construction of the Company's exploration decline for bulk sampling. He instructed Formation and Noranda Mining, Inc. ("Noranda") to seek to reach an agreement on language for a court order providing the Company with such access. In the event that the Company and Noranda were unable to reach agreement on the language for such an order within ten (10) days, then Judge Herndon was to draft and issue the court order. Although the Company made every effort it was unable to reach agreement with Noranda on the language for the court order in the limited time allotted. The Company continues to seek to reach an agreement with Noranda regarding access outside of these court proceedings.

Therefore, on August 8 2005, Judge James Herndon, Seventh Judicial District of the State of Idaho, Lemhi County, issued a "Memorandum Decision - Temporary Order," which states, in part, that "The Court is prepared to enter an order for an interim easement similar to the proposed order offered by Formation once the metes and bounds for a right of way have been confirmed". The order offered by Formation broadly states that "until further order by the court, Formation shall have use of the Easement [to be described by survey]; provided, Formation shall not change the current route or configuration of the existing road on the Easement".

The court's order was limited to interim access as Formation's request for the appointment of commissioners to assess damages for the enlargement and enhancement of the existing roadway to support mineral production operations was dismissed as premature.

The Company is encouraged by the Judge's decision and is confident that it will secure formal access for mineral production operations in a timely manner.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

***Formation Capital Corporation***

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

PROCESSED
AUG 30 2005
THOMSON FINANCIAL

dlw 8/30

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: formcap.com